Fuda Faucet Works, Inc.
Ge Jia Ba, Hua Ting, Yiyang
Jiangxi, PRC 334400

April 22, 2008

Securities and Exchange Commission
Washington, DC 20548
Attention: Jennifer R. Hardy, Esq.
Legal Branch Chief

Re:	Fuda Faucet Works
Registration Statement on Form S-1
File No. 333-148254

Ladies and Gentlemen:

Fuda Faucet Works, Inc. (the “Company”) is filing amendment No. 1 to the captioned registration statement on Form S-1 in response to the questions raised by the staff of the Commission in its letter of comments dated March 12, 2008. Set forth below is the Company’s response to the comments.

General

1.
We note that you are registering the sale of 2,000,000 shares underlying warrants and that your outstanding public float is about 3.7 million shares. Because of the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, it appears that the transaction is not eligible to be made on a shelf basis under Rule 415(a)(l)(i) and instead appears to represent a primary offering which must be made at a fixed price. If you wish to continue with the registration of the shares, please either reduce the number of shares you are registering or identify the selling security holders as underwriters and include a fixed price at which they will sell the securities.

We have reduced the number of shares underlying the warrants that are being sold pursuant to the registration statement to 1,250,000 shares. The number of shares held by non-affiliates is 3,707,820 shares, representing the total outstanding of 10,725,440 minus 7,017,620 shares. The number of shares registered represents approximately one-third of the share held by non-affiliates.

2.	Please provide Determining of Offering Price information required by Item 505 of Regulation S-K.

The proposed offering price, which was changed to $2.50 per share, was determined by the principal selling stockholders, Barron Partners, and reflected a price in the general range that the stock has been quoted. On April 4, 2008, the stock was quoted at $1.50 bid, $3.40 asked. Language reflecting this determination has been included under Plan of Distribution.

Prospectus Summary, page 6

3.	Please include a short description of the private placement which took place simultaneously with the reverse acquisition.

We have added a section “December 2007 Financing” to describe briefly the private placement and the purchase of shares from the former principal stockholders, along with a cross reference to the more detailed description under “Selling Stockholders - December 2007 Financing.”

Securities and Exchange Commission
April    , 2008

4.	In accordance with Item 503(b) of Regulation S-K, please include your address and telephone number.

We have included the Company’s address and telephone number.

Our Business, page 6

5.	In the first paragraph please make clear that you are the holding company and that your subsidiaries conduct your business operations.

We have included language in the section of the Prospectus Summary entitled “Our Business” that we are a holding company and operate through our subsidiaries and affiliates.

About Us, page 6

6.
This disclosure is confusing about the relationship between Moral Star BVI, Jiangxi Yiyang Fuda Copper Co. Ltd. and the registrant. Please revise to more clearly disclose the results of the reverse acquisition and the relationship among the entities. Please include an organization chart.

We have revised the sections “About Us” and “Reverse Acquisition” in the Prospectus Summary to explain more clearly the relationship of the parties and we have included an organization chart.

7.
On the previous page, you define “Fuda” as Fuda Faucet and its subsidiaries and here you define “Fuda” as Jiangxi Yiyang Fuda. Please revise and make corresponding changes to the other sections of the prospectus which address issues raised by this comment.

We have revised the references to that the public company is referred to as Fuda and Jiangxi Yiyang Fuda Copper Co., Ltd. is referred to as Fuda Yiyang.

The Offering, page 7

8.	On Footnote 1, please indicate the date on which the 10,725,440 shares of common stock were outstanding.

We have indicated that the information is as of March 31, 2008.

Risk Factors, page 8

Our new organizational structure makes it difficult for us to evaluate our future business prospects, page 8

9.
Please revise to clarify since you did have a change in personnel after the reverse acquisition and your business was not operated by Fuda prior to December 3, 2007, or otherwise delete this risk factor.

We have deleted the risk factor.

Securities and Exchange Commission
April    , 2008

Failure to comply with PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may materially adversely affect us, page 8

10.
Please simplify and shorten your discussion on the current legal framework of Circular 75 and focus your disclosure on how compliance with these rules and regulations affects you and your business. Clearly outline the risks presented by the applicable PRC rules and regulations.

We have revised the risk factor to simplify and shorten the disclosure and discuss the specific compliance issues that relate to us.

We may need to raise additional capital which may not be available on acceptable terms or at all, page 8

11.	Please clarify what you may need financing for. Please discuss your research and development plans in the MD&A and Business sections.

We have included information concerning our additional capital requirements. We do not have any significant ongoing research and development requirements or expenditures.

We must effectively manage the growth of our operations, or our company will suffer, page 8

12.
To the extent that you have current plans for expansion and are involved in negotiations with potential targets, please revise your disclosure accordingly to better quantify the risk. Otherwise, if this risk is not presently material, please remove. We note from MD&A on page 21 that you have no plans to make any acquisitions at this time. Please discuss the business plan mentioned here, including the expansion of operations in the MD&A and Business sections.

We are not engaged in any discussions with respect to any potential acquisitions, although we would consider an acquisition if it were consistent with our business plan. As described in the MD&A and the Business section, we have recently opened an office in Dubai and are beginning to market in Russia and are expanding our marketing effort to the in the Africa market, with Russia being the second largest source of revenue after the Middle East. As described in the Business section, with our management and manufacturing facilities in China and significant sales being made outside of China, we believe that the risk relates to our ability to manage our international operations.

An increase in the cost of raw materials will affect sales and revenues, page 9

13.
You state that you do not have long term supply contracts for the supply of your raw materials. However, on page 22 you disclose that pursuant to the terms of the related transactions agreement Kunpeng, a company owned by Ms Yiting, will supply Fuda and Moral Star China on an exclusive basis with recycled copper at its original cost (which cost cannot be greater than the local market price). Please reconcile your disclosures to the extent necessary to better explain the risk and also address this comment on page 18 in MD&A.

Although we have the agreement with KunPeng, KunPeng must, itself, obtain the copper in the market. Neither we nor KunPeng has any long-term supply contracts with any source of copper. This disclosure in included in this risk factor.

Securities and Exchange Commission
April    , 2008

If we fail to obtain all required licenses, permit or approval, we may have to cease operations, page 9

14.
We note that the only reference to licenses and permits required for the operation of the business is found in your Platting discussion on page 25 regarding a manufacturing license which you have already obtained. Therefore, the risk as presented does not seem material or applicable to you. Please revise your disclosures to the extent necessary or remove the risk factor. To the extent that you are required to obtain additional licenses and permits, please disclose them to the extent material and include a corresponding discussion in the Business section. Please also discuss these plans for the development of new products in the Business section.

We have deleted the risk factor.

Risks Related to Doing Business in China, page 9

15.
We note that a number of the risk factors under this caption seem to overlap. For example, the risk “Adverse changes in political and economic policies...” on page 9 addresses similar concerns with the risk factor “Our operations and assets in China are subject to significant political and economic uncertainties” on page 11. Please revise or combine your disclosures to the extent necessary to remove any redundancies.

We have expanded the Risk Factor “Adverse changes in political and economic policies…” and have deleted “Our operations and assets in China…” We have also revised other risk factors to attempt to remove redundancies.

Adverse changes in political and economic policies. . ., page 9

16.	The disclosures in the third and fourth paragraphs, including renewable energy investments, do not seem to apply to your business. Please revise or remove.

The risk factor has been revised to relate to those risks that concern our business.

A downturn in the economy of China may slow our growth and profitability, page 11

17.
The uneven growth of the Chinese economy has already been addressed in the risk factor “Adverse changes in political and economic policies . . .” on page 9. Further, since you export almost all of your products, it is not clear how the slow growth of the Chinese economy affects your business negatively. Please revise your disclosures to remove redundancies and to better quantify the disclosed risk.

We believe that a slowdown in the growth of the Chinese economy would have an effect on our business even though our sales are primarily in the international market. We have revised the risk factor to reflect both the effect of a downturn in the economy on both domestic Chinese sales as well as the potential effect of government policies intended to address the downturn on our international sales.

Because Chinese law governs most of our material agreements, we may not be able to enforce our legal rights. . ., page 11

Securities and Exchange Commission
April    , 2008

18.
You state that Chinese law governs “almost all” of your material agreements. If you are referring to Fuda’s commercial contracts and agreements, please revise your disclosure to that effect. We note that with the exception of Exhibits 10.5 and 10.6 to the registration statements, the majority of the other agreements seem to he governed by the laws of the State of New York, Please revise or advise.

We have revised the risk factor to make it clear that the risks relate to our agreements relating to the purchase of raw materials, the manufacture of our products and the distribution of our products within China.

There is a limited market for our common stock. . ., page 12

19.	Please correct the symbol of your common stock quoted on the Over the Counter Bulletin Board.

The stock symbol has been corrected.

Use of Proceeds, page 13

20.
Please indicate the intended use of proceeds from the warrant exercises. We note that on page 7 you state that the proceeds will be used for working capital and other corporate purposes, and that Section 6.12 of the Securities Purchase Agreement (Exhibit 10.1) provides how the proceeds from the warrant exercise will be used.

The section “Use of Proceeds” has been revised to reflect the use of 50% of the proceeds to purchase equipment.

Selling Stockholders, page 13

21.
In Footnote 1, please clarify that the 8,522,727 number includes the number of shares of Series A Preferred Stock currently held by Barron Partners, LP, and that 44.67% beneficial ownership is calculated on an as-converted basis.

The footnotes and the language in the second paragraph following the footnotes clearly states that the number of shares and the percentages represent share of common stock issuable upon conversion of series A preferred stock and exercise of warrants.

22.
The second sentence in Footnote 1 is confusing since you state that of the 1,838,200 shares being offered, 1,893,939 are $1.80 warrants and 3,789,879 are $3.00 warrants. The amounts disclosed in the second clause exceed the amount being sold. In addition, throughout the prospectus you state the warrants have an exercise price of $1.80 but here you state some have an exercise price of $3.00. Are you referring to warrants owned but not being registered here? Please clarify.

Language has been included in the Selling Stockholder section to make it clear that the shares being offered represent shares of common stock issuable upon conversion of the $1.80 warrants. The footnotes do not refer to any exercise price of the warrants.

Securities and Exchange Commission
April    , 2008

23.	In Footnote 4, please clarify that the number of total issued and outstanding shares refers to only shares of common stock.

Footnote 4 has been revised to state that the percentages are based on the number of shares of common stock outstanding after giving effect to the issuance of the 1,250,000 issuable upon exercise of the warrants and sold pursuant to the prospectus.

December 2007 Financing, page 14

24.
Please clarify that the 3,000,000 shares issued by the company and deposited in the escrow account are shares of Series A Preferred Stock. Further clarify that the escrow shares represent additional shares to the 3,090,909 shares of Series A Preferred Stock issued to the investors in the December 2007 financing.

Language has been included to make it clear that the 3,000,000 shares held in escrow are in addition to the shares issued in the private placement.

25.
To the extent that you experienced a percentage shortfall for 2007, please disclose whether any escrow shares were delivered to the investors in accordance with the terms of the escrow agreement, and to the extent applicable, identify the number of shares that currently remain in the escrow account.

Language has been included to state that there is no adjustment with respect to 2007.

26.
In the first paragraph of page 15 you state that the adjustment of the $1.80 warrant is based on a formula. Please indicate whether the antidilution protection mechanism is based on a weighted-average formula.

Language has been included to state that the anti-dilution protection is based on a weighted-average formula.

27.
Please correct the Schedule 13D reference on the first bullet point on page 15 since you should be referring to Schedule 14C. Further, please make sure that the amended and restated certificate of incorporation is filed as an exhibit or is correctly incorporated by reference to the registration statement. We note that you incorporate by reference Exhibit 3.1 to the Form 8-K report filed with the Commission on December 10, 2007; however, Exhibit 3.1 contains the original certificate of incorporation.

We have been advised by the staff of the Commission not to file the definitive Schedule 14C until the staff has reviewed the financial statements for the year ended December 31, 2007. As a result, the restated certificate of incorporation will be filed with the Commission when it becomes effective.

28.
In the last sentence of the third bullet point on page 15 you refer to certain liquidated damages in an amount equal to 12% per annum of the purchase price. The reference to annual accrual is ambiguous since you do not seem to prorate the amount of the liquidated damages based on the length of time the breach remains uncured. Therefore, clarify your disclosure accordingly and explain whether it is in the discretion of the investors to determine the form of payment. To the extent that the liquidated damages are paid in cash and you fail to pay them when they become due, indicate whether any interest accrues on the outstanding amount of the liquidated damages.

Securities and Exchange Commission
April    , 2008

The bullet point has been revised to reflect the amount of liquidated damages due as of March 31, 2008 and the additional amount that is due for each day thereafter. The agreement does not state whether interest is payable if we fail to pay liquidated damages when due.

29.	Please disclose the exceptions to the officers’ and directors’ 27-month public sale restriction.

The bullet point has been revised to state the exceptions to the restrictions on public sales.

30.	Please discuss your engagement of a finder for this transaction, including terms of the arrangement and identification of the finder.

We have added a bullet point to state that Li Sheng shall receive a financing commission at the rate of 5%, of which $170,000 at the closing, based on $3,400,000 financing, an additional $185,455 when all of the $1.80 warrants are exercised and $618,182 when all of the $3.00 warrants are exercised.

Plan of Distribution, page 16

31.	Please disclose that the shares will be offered at $3.00 per share until a trading market for your common stock shares is developed. We note your disclosure on the cover page of the prospectus.

The Selling Stockholder section has been amended to state that the selling stockholders will sell the shares at $2.50 per share until a market for the common stock develops.

32.	Please expand your discussion on the applicability of Rule 144 and the terms and conditions pursuant to which the selling shareholders may sell shares pursuant to Rule 144.

The discussion of Rule 144 has been expanded to describe in more detail the applicability of Rule 144 both to the shares that are registered as well as other shares issuable upon conversion of the series A preferred stock and upon the cashless exercise of the warrants.

33.	Please briefly describe the purpose of NASD Rule 2440.

We have added a sentence describing the purposes of NASD Rule 2440.

Market Price of and Dividends on Registrant’s Common Equity and Related Stockholder Matters, page 17

34. Item 201(a)(1)(iii) of Regulation S-K requires that you provide the range of the high and low bid information of your common stock being traded on the Over the Counter Bulletin Board for each full quarterly period within the two most recent fiscal years. Please explain to us why you have not included this information, or otherwise revise your disclosure accordingly.

The price table has been added.

Securities and Exchange Commission
April    , 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Overview, page 18

35.	In the fourth paragraph you state that your principal operations are conducted in China and the Middle East. Please disclose the nature of your activities in each Middle Eastern Country.

We have disclosed the extent of our operations in the Middle East as well as all other countries where our distributors sold our products. We only sell to distributors in China and Dubai, United Arab Emirates. We do not sell to end users. The distributors sell to end users.

36.
On page 18, please reconcile your disclosures in the first and second paragraphs related to the supply contract. In the first paragraph you indicate the existence of an agreement for supply of copper from an affiliated entity; however, in the second paragraph you state that you have no long term supply contracts.

Although we have an agreement with KunPeng, since KunPeng does not itself have an independent supply of copper and we are dependent upon KunPeng’s ability to obtain copper, we do not consider that we have a long-term source of copper.

37.
In the last paragraph of your Overview discussion, you state that prior to December 3, 2007 you were a private company. Since this statement contradicts your prior statement of your public reporting blind pool company status, please revise for consistency. If the statement was referring to Fuda, clarify as necessary.

We have revised the language to make it clear that the reference is to Fuda Yiyang, the acquiring party for accounting purposes.

Nine Months Ended September 30, 2007 and 2006, page 20

38.	Please expand/revise the discussion of your results of operations for each period presented to address the following:

•
Please provide a more comprehensive analysis of factors that impacted your net sales, cost of sales; gross profit, and operating income and expenses. In addition, you should discuss known or anticipated trends that have and/or may continue to have an impact on your results of operations. Your discussion and analysis should provide investors with sufficient information to understand historical trends and expectations for the future through the eyes of management.

•
Describe unusual or infrequent events, significant economic changes, and significant components of revenue and expenses. For example, your discussion that the increase in operating expenses is primarily attributable to an increase in selling expenses and general and administrative expenses on page 20 does not explain why there was a 322% increase in operating expenses for the nine months ended September 30, 2007.

Securities and Exchange Commission
April    , 2008

•
Discuss the extent to which material increases in total sales are attributable to increases in prices, volume or amount of goods being sold, or introduction of new products. For example, on page 20, you indicate that gross profit increased and gross margin decreased for the nine month period ended September 30, 2007 without further analysis as to why this occurred or whether this was a one-time event or may continue in the future and the impact on future sales. In addition, you also discuss on page 14 that the increase is the result of net sales growth reflecting increased marketing effort directed in the Middle East; however, your discussion does not include an analysis of how much sales increased in Dubai, United Arab Emirates and other countries in the Middle East.

•
Please quantify the impact of each factor you identify when multiple factors contribute to fluctuations, as applicable. You should also ensure that you are explaining the majority of increases or decreases in each line item.

•	Please refer to Item 303 of Regulation S-K, Section 501 of Financial Reporting Codification and SEC Interpretive Release No. 33-8350 dated December 19, 2003 for additional guidance.

We have inserted the results of operations for the year ends December 31, 2006 and 2007 and have included the requested information above into our analysis.

39.
We note your disclosure on page 21 that you have historically used significant cash in your operations. Please expand your discussion of liquidity and capital resources to provide specific examples of how you used cash in your operations for each period presented.

The Liquidity and Capital Resources section has been expanded to discuss in greater detail how cash was used in each period presented.

40.	Please revise your MD&A to include a discussion of changes in your financial condition for each period presented. Refer to Item 303(a) of Regulation S-K.

The Liquidity and Capital Resources section of the MD&A has been revised to include a discussion of both 2007 and 2006.

Operating Income and Expenses, page 20

41.
At the end of the second paragraph, you state that the increase in depreciation was due, among others, to the purchase of additional property. Since you are prohibited from owning property in China, please disclose what property you are referring to.

The discussion of depreciation was revised to describe the additional types of depreciable property which was acquired.

Liquidity and Capital Resources, page 21

Securities and Exchange Commission
April    , 2008

42.
In the second paragraph you state that as of September 30, 2007 the amount due under the loans was $603,000. Please clarify whether this amount represents the principal and/or interest due monthly under the terms of the loans.

We have disclosed the financing activities for 2007 and 2006 and have included the requested information in our discussion.

43.
In the fourth paragraph, you state that it is possible that you may seek to acquire targets in the education field. Please include a brief discussion of management’s view on how this contemplated strategy would fit with the current business.

The incorrect reference has been eliminated.

Description of Business, page 21
Contractual Agreements with Fuda and its Stockholders, page 22

44.
Please ensure that in addition to file agreements filed as Exhibits 10.5 and 10.6 to the registration statement, you file the agreements discussed in this section of the prospectus, to the extent required by Item 601(b)(l0) of Regulation S-K. Further, in the first paragraph of your discussion correct the reference to “this Form 8-K.”

We have filed the appropriate agreements into the Registration Statement, as amended. Addition, the incorrect reference has been eliminated.

Related Transactions Agreement, page 22

45.	Please indicate the length of the term of the agreement with Kunpeg.

We have disclosed that the Related Transactions Agreement with Kunpeng is a long-term agreement with no set expiration date.

Our Business, page 23
Principal Products and Services, page 23

46.
Because of the nature of your products and their utility, to the extent material, please indicate whether your business is affected by fluctuations in the real estate market in the countries where your products are sold, and whether your business experiences any trends because of these influences.

We have included language discussing the relationship between our business and the real estate market.

Securities and Exchange Commission
April      , 2008

Principal Customers, page 24

47.
We note from the Net Sales per region chart on page 26 that 99.8% of the net sales for the nine month period ended September 30, 2007 were in the Middle East. If your main customers are concentrated in certain countries, please identify these countries. Further, please identify your customers who accounted for more than 10% of your sales. Please clarify the chart on page 24 since the lead said it represents distributors and the chart heading states that it is customer names. Please also disclose the full names for the customers/distributors.

We have revised our disclosure to include sales for the year ends December 31, 2007 and 2006 with respect to both principal customers and geographic regions.

Plating. page 25

48.
We note your statement regarding tile manufacturing license issued from the government department of environmental protection. However, you have not included in your disclosure a discussion pursuant to Item 101(h)(4)(ix) of Regulation S-K. To the extent material, please disclose the effect that environmental compliance has on your business.

We have revised our disclosure regarding plating in the Business section of the prospectus. We have also added a caption under “Business” entitled “Environmental Matters.”

Overview of the Copper and Faucet Industry, page 26

49.
Please supplementally provide background information about the two sources listed on your disclosure: Britain BSRIA and US SCOUT SURVEY. Further, tell us the source(s) of the data you refer to in the third and fourth paragraphs of your disclosure. Tell us whether the information from these sources is publicly available or whether it was prepared for you and whether you paid for it.

We have included language to identify Britain BSRIA Ltd. as a consultancy, test and research non-for-profit, member based association.

50.	To the extent material, please include a discussion regarding your competitive position in the market pursuant to Item 101(h)(4)(iv) of Regulation S-K.

We have added a section entitled “Competition” in the “Business” section.

Intellectual Property, page 27

51.
Please describe the extent that your business relies on the patent you list in your intellectual property chart. If you are engaged in research and development which is material to your business, please include a brief discussion in your disclosure pursuant to Item 101 (h)(4)(x) of Regulation S-K. We note that you plan to set up a research and development center in Italy and discuss new product development in the Risk Factor section.

We are no longer planning to set up a research and distribution center in Italy. We included a statement that approximately 30% of our products use the invention covered by our patent. We do not presently have any significant research and development activities.

Securities and Exchange Commission
April      , 2008

Executive Compensation, page 28
Summary Compensation Table, page 28

52.	Please include compensation information for fiscal year 2007.

The summary compensation table includes compensation for 2007.

Security Ownership of Certain Beneficial Owners and Management, page 29

53.	Please identify which shares are not currently owned, but may be acquired within 60 days.

Language has been included to state that none of the persons named in the principal stockholder table hold options or warrants.

Certain Relationship and Related Transactions, page 30

54.	Please explain why your relationship and contract with Kunpeg and the other agreements with Moral Star are not included.

The agreements between Moral Star and Fuda Yiyang and the Kunpeng agreement are described under “Certain Relationships and Related Transactions” with a cross reference to “Business - Corporate Structure” where the agreements are described in greater detail.

Description of the Securities, page 30

55.	At the beginning of your discussion, please indicate that your restated certificate of incorporation is not yet effective.

Since the definitive information statement will not be mailed to stockholders, the Description of Securities reflects the present capital structure and the status of the restated certificate of incorporation.

56.	In accordance with Item 202(c) of Regulation S-K, please include a description of the $1.80 warrants.

A description of the warrants is included under “Description of Securities.”

Unaudited 2007 Q3 Financial Statements

Revised Balance Sheet, page F-2

57.
We note that you had construction in progress of $l.8 million as of September 30, 2007. We also note that you had a significant increase in accounts payable balances from September 30, 2006 to September 30, 2007. Please tell us whether your liabilities as of September 30, 2007 included any payables or accruals for capital expenditures that had not been paid as of September 30, 2007. To the extent that you have liabilities outstanding as of period end related to construction in progress, those liabilities should be excluded from the total change in accounts payable, accrued expenses and other payables and presented instead as supplemental information about non-cash investing activities. Please refer to paragraphs 17.c. and 32 of SFAS 95 and revise your filing as necessary.

Securities and Exchange Commission
April      , 2008

The balance sheet has a separate line item for “Construction in progress,” and Note 7 describes the construction in progress.

Revised Statement of Operation and Comprehensive Income, page F-3

58.
On page F-14, you indicate that you recognized income of $576,493, net of related taxes and expenses for the transfer of two patents. Please tell us how you determined that it is appropriate to include the transfer of patents as income outside of operating income instead of as a component within operating income. Please cite the accounting literature used to support your conclusions.

The income from the transfer of the patents is now included as a separate line item in operating income.

19.  Subsequent Event —(2) Private Financing,page F-l4

59.
You indicate that on December 3, 2007, you entered into a securities purchase agreement pursuant to which the investors purchased for $3.4 million, 3,090,000 shares of series A convertible preferred stock and warrants to purchase 2,060,000 shares of common stock at $1 .80 per share and 4,121,212 shares of common stock at $3.00 per share. Please ensure that your year end financial statements address how you accounted for the issuance of these convertible preferred stock and warrants. Your disclosures should also address how you accounted for any reset features, conversion features or price adjustments related to preferred stock and warrants and any other significant terms of this securities purchase agreement. Please cite the accounting literature used to support your conclusions.

A discussion of the securities issued in the December 2007 private placement and the accounting treatment is included in Note 13.

Audited 2006/2005 Financial Statements

General

60.	Please note the updating requirements of Rule 3-12 of Regulation S-X.

The financial statements have been updated and include the audited financial statements at December 31, 2007 and the period then ended.

Report of Independent Registered Public Accounting Firm, page F-18

61.
Please make arrangements with your auditor to revise the audit report and consent to reference the appropriate financial statements covered by the audit report. The audit report and consent should reference the balance sheets of Fuda Faucet Works, Inc. as of December 31, 2006 and 2005, and the related statements of income and comprehensive income, changes in owners’ equity and cash flows for each of the years in the two-year period ended December 31, 2006. Please also revise throughout the audit opinion and Experts section on page 32 to reference Fuda Faucet Works, Inc. Your Experts section currently references the financial statements of Amarillo and its subsidiaries. Please revise accordingly.

Securities and Exchange Commission
April      , 2008

The Experts section, report and consent refer to the financial statements that are included in the prospectus.

Revised Statements of Operations and Comprehensive Income, page F-20

62.
Please revise your accounting policy footnote to indicate if you include any depreciation or amortization in your cost of sales. If you do not include depreciation or amortization in your cost of sales, please revise your description of cost of sales on the face of your income statement and elsewhere throughout the filing to read somewhat as follows: “Cost of sales (exclusive of items shown separately below)” or “Cost of sales (exclusive of depreciation and amortization shown separately below).” See SAB Topic 11:B.

The statement of operations reflects cost of sales as exclusive of the items shown separately below.

63.	Please separately present cost of sales and operating expenses associated with related parties on the face of the income statements. Refer to Item 2 of Rule 5-03 of Regulation S-X.

We have separately reflected net sales from unrelated parties and related parties on the statements of operations. Item 2 of Rule 5-03 of Regulation S-X refers to Rule 4-08(k) in itemizing costs and expenses incurred from transactions with related parties. However, since the related party purchases our inventory on substantially the same terms as non-affiliated parties and we do not incur any operating expenses relating to the sales to the related parties, we do not believe that a separate itemization of cost of sales or operating expenses is required by Rule 5-03.

Note 1. Recapitalization Transaction and Basis of Presentation

Basis of Presentation, page F-24

64.
We note your disclosure on page F-24 that your significant accounting estimates include the bad debt provision, impairment of inventory and long-lived assets, depreciation and amortization. However, your discussion of significant accounting estimates and policies beginning on page 18 does not appear to address your accounting estimates related to your bad debt provisions or impairment of inventory and long-lived assets. If you consider these estimates to be significant, please revise your MD&A to include a discussion of these estimates which supplements, but does not duplicate, the description of accounting policies in the notes to the financial statements. If you do not considered these policies to be significant, please revise your footnotes accordingly.

We have revised the MD&A to include a discussion of the impairment of long-lived assets and the provision for bad debts. Since we have a high inventory turnover rate, we have not experienced any impairment of inventory.

Securities and Exchange Commission
April      , 2008

65.
Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling, general and administrative expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:

•	in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented; and

•
in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross margin, including them instead in another line item, such as selling, general and administrative expenses.

We have updated the discussion of our costs of sales to discuss the type of costs of sales, selling expenses, general and administrative expense. Inbound freight charges have been included in the cost of sales. All costs occurred in the process of distribution has been recognized as selling expenses. All costs relating to purchasing of raw materials such as receiving costs, inspection costs and warehousing costs have been recorded into cost of raw material, accordingly are reflected in costs of sales. We have updated MD&A to indicate the amount of delivery expenses for the each period.

66.	As a related matter, please disclose your accounting policy for shipping and handing costs. Please refer to EITF 00-10.

The accounting policy for shipping and handling costs has been included.

67.	Please revise your advertising accounting policy to disclose the total amount charged to advertising expense for each period presented. Refer to paragraph 49 of SOP 93-7.

The total amount charged to advertising for 2007 and 2006 is disclosed in the advertising accounting policy.

6. Short-term Bank Loans, page F-29

68.	Please disclose the actual rate of interest associated with each of your short-term bank loans as of the end of each period presented. Refer to Rule 5-02.22 of Regulation S-X.

The table in Note 9, Short-term bank loans, has been revised in include the interest rate.

10. Stockholders’Equity, page F-30

69.	Please disclose the purpose of the surplus reserve account and how you determine the amounts to be appropriated to this account each year.

The surplus reserve as of December 31, 2007 and 2006 was $260,430, representing $127,085 appropriated as statutory accumulation reserve and $133,345 as statutory welfare reserve in 2004 and 2005, in accordance with the Company Law of PRC then in effect, which has been replaced by a revised law which took effect on January 1, 2006. The statutory accumulation reserve may be used for making up losses, expanding operations or increasing the amount of capital. The statutory welfare reserve should be used in employee collective welfare. According to the Company Law of PRC currently in effect, when a company distributes its after tax profits of the current year, it shall appropriate 10% of the profits as the company’s statutory accumulation reserve and no statutory welfare should be appropriated.

Securities and Exchange Commission
April      , 2008

12. Segment Reporting, page F-30

70.
Your current disclosure only includes net sales classified by the major geographic areas in which your product is sold. Please revise your disclosure to show net sales attributed to all “foreign countries” from which you derive your revenues. If revenues from external customers attributed to an individual foreign country are material, those revenues should be disclosed separately. Please also revise your disclosures to include long-lived assets located in your country of domicile and in all foreign countries, if applicable. See paragraphs 36 through 38 of SFAS 131.

Note 15 reflects the geographic areas in which we sell our products. This table covers all of our sales, both foreign and domestic. We sell to distributors and not to end users. Our distributors are based in China and in Dubai, United Arab Emirates. The distributors, in turn, sell to various markets in the world.

71.	Please revise your footnote to disclose the amount of revenues from external customers for each product. See paragraph 37 of SFAS 31.

Note 15 has been revised to show the sales for each of our three product categories.

Part II

Recent Sales of Unregistered Securities, page 35

72.
The references to the June 2004, June 2005 and March 2006 private placement seem inaccurate. Please correct and properly disclose the unregistered sales of securities that have taken place, including the basis for the exemptions claimed in connection with the private placements of securities.

The only unregistered sale of securities during the past three years is the December 2007 private placement, which is disclosed, along with the basis of the exemption, in Item 15.

73.
Please identify the promoters and private placement agents, for the various private placement transactions pursuant to Item 701(b) of Regulation S-K. We note that on page 21 you refer to the payment of $170,000 in finders’ fees.

The identity of the finding in connection with the December 2007 private placement and his method of compensation is disclosed in Item 15.

Securities and Exchange Commission
April      , 2008

Purchases of Equity Securities by the Issuer and Affiliated Purchasers, page 35

74.	Please tell us why the buy back of shares from your former executive officers is not disclosed in this section.

The repurchase of shares from the former principal stockholders is included in Item 15.

Exhibits, page 36

75.	Please file your bylaws with your next amendment pursuant to Item 601(b)(3)(ii) of Regulation S-K.

We are filing our by-laws with this amendment.

Exhibit 5.1 — Legal Opinion

76.	Please revise the third paragraph of the legal opinion to remove the qualification language at the end of the sentence.

The qualification language at the end of the sentence has been removed.

Undertakings, page 36

77.	Since this is a secondary offering pursuant to Rule 415 of the Securities Act, please explain why you have included the undertakings at the beginning of page 37.

The undertakings have been revised.

Very truly yours,

/s/ Wu Yiting
Wu Yiting, Chief Executive Officer